Exhibit 99.1

For immediate release

PreMD Inc. Receives Milestone Payment from McNeil

Toronto, Ontario (January 26, 2006) - - PreMD Inc. (TSX: PMD; Amex: PME) today announced that it has received a CDN$638,000 payment from its marketing partner, McNeil Consumer Healthcare, for achieving a milestone in 2005 related to new development initiatives for the PREVU* Skin Sterol Tests.

“We are very pleased to have reached this milestone in our partnership with McNeil,” said Dr. Brent Norton, President and Chief Executive Officer. “We enjoy a strong, positive relationship with McNeil, which is an important strategic asset for our company. We look forward to continuing to work together to make PREVU* a long-term commercial success in multiple markets.”

Under the terms of PreMD’s licensing agreements with McNeil, this payment represents one of several anticipated event-related milestones PreMD expects to receive.

About PREVU*
PREVU* Skin Sterol Test, which does not require fasting or the drawing of blood, tests the amount of skin sterol. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease. PREVU* Point-of-Care (POC) Skin Sterol Test is currently being commercialized in Canada, the U.S. and Europe by McNeil Consumer Healthcare, Canada.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
# # #

For more information, please contact:
Sarah Borg-Olivier
Director, Communications
416-222-3449 ext. 27
sbolivier@premdinc.com